

April 19, 2016

Via E-Mail
Eleazer Klein
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re:** **Ambac Financial Group, Inc.**
> **PRRN14A filed on April 15, 2016**
> **File No. 1-10777**

Dear Mr. Klein:

The Office of Mergers and Acquisitions has conducted a review of the filing listed above. Our comment follows. All defined terms have the same meaning as in the revised proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Revised Preliminary Proxy Statement filed April 15, 2016

General

1. Refer to comments 1, 2 and 6 in our prior comment letter dated April 13, 2016. We continue to believe you should revise the proxy statement generally to explain and expand the discussion of the participants' interests in the solicitation, separate and apart from their interests as common shareholders of Ambac, and how these interests could be impacted if your solicitation is successful. While you have made revisions to the proxy statement in response to the comments cited, we do not believe they adequately explain and address these matters for the benefit of common shareholders who may not be familiar with the kinds of financial instruments held. For example, while you include a list of securities such as "surplus notes" and "5% Junior Surplus

Notes" in Annex I of the proxy statement, the characteristics of these securities and how they would translate into Canyon's interests versus those of common shareholders generally is not apparent. Similarly, stating that Canyon and its affiliates own "certain Company-insured residential mortgage backed securities" does not explain how that translates in terms of a relationship to Ambac and the interests of common shareholders generally. This disclosure, along with (if appropriate) an explanation of your creditor relationship to the Company should be significantly revised in the proxy statement.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions